SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                  SCHEDULE TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                      National Discount Brokers Group, Inc.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                                Deutsche Bank AG
                                       and
                           Deutsche Acquisition Corp.

--------------------------------------------------------------------------------
                      (Name of Filing Persons -- Offerors)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   635646 102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

     Please send all notices
       and communications to:                     with copies to:
       Deutsche Acquisition Corp.              Daniel S. Sternberg, Esq.
  c/o Deutsche Bank AG New York Branch          William A. Groll, Esq.
          31 West 52nd Street             Cleary, Gottlieb, Steen & Hamilton
           New York, NY 10019                      One Liberty Plaza
       Attention: General Counsel              New York, New York 10006
              212-469-5000                           212-225-2000
     ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

--------------------------------------------------------------------------------

                            Calculation of Filing Fee

--------------------------------------------------------------------------------

  Transaction Valuation*                                  Amount of Filing Fee**
--------------------------------------------------------------------------------

        $950,604,214                                            $190,120.84
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 19,400,086 shares of common stock, par value $.01 per share ("Shares"), at a price per Share of $49.00 in cash. Such number of Shares represents the number of Shares outstanding as of October 20, 2000 on a fully-diluted basis, assuming the exercise of all options to purchase Shares outstanding as of such date, less the number of Shares already beneficially owned by Deutsche Bank AG.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $171,581.15.
         Form or Registration No.:  Schedule TO.
         Filing Party:  Deutsche Bank AG
         Date Filed: October 24, 2000.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [X] going-private transaction subject to Rule 13e-3.

         [X] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on October 24, 2000 by Deutsche Bank AG, a banking company with limited liability organized under the laws of the Federal Republic of Germany ("Deutsche Bank"), and Deutsche Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Deutsche Bank ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share ("Shares"), of National Discount Brokers Group, Inc., a Delaware corporation ("NDB"), at $49.00 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 24, 2000 (the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer"), which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

         This Amendment and the Schedule TO also amend and supplement the
Schedule 13D of Deutsche Bank, DBUS (as defined therein) and Purchaser, filed with the Securities and Exchange Commission on June 27, 2000, as previously amended (the "Schedule 13D"), which is incorporated herein by reference.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

         Items 1 through 9 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         (1) The second to last paragraph on page 10 of the Offer to Purchase is hereby deleted and replaced with the following:

         "Representatives of U.S. Bancorp Piper Jaffray presented to the NDB board of directors selected financial and market trading information concerning NDB, and preliminary analyses of acquisition transactions involving companies deemed similar to NDB, premiums paid in these transactions, and publicly traded companies deemed similar to NDB. This information and analyses concerning NDB were substantially similar to those presented to the NDB board of directors by U.S. Bancorp Piper Jaffray in connection with the delivery of its fairness opinion on October 11, 2000, as discussed under "Special Factors--Opinion of U.S. Bancorp Piper Jaffray," except for the absence of a specific transaction price and timing differences in available stock market and financial data. In addition, U.S. Bancorp Piper Jaffray presented selected financial, market trading and research analyst information regarding Deutsche Bank and Citigroup and a comparison of selected operating and valuation data of these companies to a group of companies deemed comparable to provide the NDB board of directors background operating and financial information regarding these companies.

         Set forth below is the information U.S. Bancorp Piper Jaffray presented to the NDB board of directors that compared financial information and valuation ratios relating to Deutsche Bank and Citigroup to corresponding data and ratios from a group of publicly traded companies that operate in the traditional brokerage industry which U.S. Bancorp Piper Jaffray deemed comparable to Deutsche Bank and Citigroup. These companies included American Express Company, Donaldson Lufkin & Jenrette, Inc., FleetBoston Financial Corp., Goldman Sachs Group, Inc., Lehman Brothers Holdings Inc., Merrill Lynch & Co., Inc., Morgan Stanley Dean Witter & Co., and Wells Fargo & Company.

                                                                                              Brokerage Companies
                                                                                            ------------------------
                                                                Citigroup   Deutsche Bank      Mean        Median
                                                                ---------   -------------      ----        ------
     Share price to latest 12 months net income per share ..       20.9x         11.4x        17.7x         17.0x
     Share price to estimated calendar 2000 net income per
       share ...............................................       19.2x         19.7x        17.3x         17.0x
      Share price to estimated calendar 2001 net income per
       share ...............................................       17.2x         17.8x        16.1x         16.0x
     Market capitalization to book value ...................        4.7x          2.3x         4.1x          3.5x

         A copy of U.S. Bancorp Piper Jaffray's September 29, 2000, written presentation to the NDB board of directors has been filed with the SEC as Exhibit (c)(3) to the Schedule TO and Schedule 13E-3 and will be available for inspection and copying at the principal executive offices of NDB during regular business hours by any interested stockholder of NDB or any representative of such stockholder who has been so designated in writing and also may be inspected and copied at the office of, and obtained by mail from, the SEC. See "THE OFFER, Section 8--Information concerning National Discount Brokers Group."

         (2) The seventh bullet point under the heading "SPECIAL
FACTORS--Recommendation of the NDB Board of Directors; Fairness of the Offer and the Merger" on page 15 of the Offer to Purchase is hereby deleted and replaced with the following:

            o "Presentation of the NDB Board of Directors' Financial Advisor.
              The NDB board of directors has relied upon, and adopted, the conclusions, analyses and reasoning of U.S. Bancorp Piper Jaffray set forth in the written presentation and fairness opinion of U.S. Bancorp Piper Jaffray, each of which was delivered to the NDB board of directors on October 11, 2000 and filed with the SEC as an exhibit to the Schedule TO and Schedule 13E-3, including, without limitation, the various valuation analyses of U.S. Bancorp Piper Jaffray described in "SPECIAL FACTORS--Opinion of U.S. Bancorp Piper Jaffray."

         (3) The following two sentences are hereby added to the end of the last paragraph of "SPECIAL FACTORS--Recommendation of the NDB Board of Directors; Fairness of the Offer and the Merger" on page 16 of the Offer to Purchase:

         "The NDB board of directors did not believe that the liquidation value of the Company would be relevant to determining the fair value of NDB because, due to the nature of NDB's business, such a valuation would be well below NDB's going-concern value, which was considered by U.S. Bancorp Piper Jaffray as part of its discounted cash flow analysis, and substantially below the price per Share proposed in the offer. For this reason, the NDB board of directors did not consider this factor relevant or material and therefore did not accord such factor any weight. For all of the reasons stated above, the NDB board of directors concluded that the proposed transaction is substantively and procedurally fair to the unaffiliated security holders of NDB."

         (4) The last paragraph of "SPECIAL FACTORS--Opinion of U.S. Bancorp Piper Jaffray" on page 22 of the Offer to Purchase is hereby deleted and replaced with the following paragraph:

         "Under the terms of an engagement letter dated September 25, 2000, NDB has agreed to pay U.S. Bancorp Piper Jaffray a fee equal to $3,000,000 upon consummation of an acquisition of NDB, for U.S. Bancorp Piper Jaffray's financial advisory services. NDB also agreed to pay U.S. Bancorp Piper Jaffray $1,000,000 for rendering its opinion which will be credited against payment of the fee for financial advisory services. The contingent nature of the financial advisory fee may have created a potential conflict of interest in that NDB would be unlikely to consummate the transaction unless it had received the opinion of U.S. Bancorp Piper Jaffray. Whether or not the transaction is consummated, NDB has agreed to pay the reasonable out-of-pocket expenses of U.S. Bancorp Piper Jaffray, and to indemnify U.S. Bancorp Piper Jaffray, to the full extent lawful, against liabilities incurred. These liabilities include liabilities under the Federal securities laws in connection with the engagement of U.S. Bancorp Piper Jaffray by the NDB board of directors. The NDB board of directors selected U.S. Bancorp Piper Jaffray to serve as its financial advisor because of U.S. Bancorp Piper Jaffray's mergers and acquisitions expertise, reputation and familiarity with the industry in which NDB operates."

         (5) The section on page 23 of the Offer to Purchase entitled "Position of Deutsche Bank and Purchaser Regarding Fairness of the Offer and the Merger" is hereby amended to include the following paragraphs, inserted immediately before the last paragraph in the section:

         "In making their determination that the offer and merger are substantively and procedurally fair to NDB's unaffiliated stockholders, Deutsche Bank and Purchaser were aware that the transaction is not structured specifically to require the approval of a majority of the unaffiliated stockholders and that NDB's board had not established a special committee comprised of directors not employed by NDB or Deutsche Bank. However, Deutsche Bank and Purchaser did not believe that either of those procedural safeguards was necessary in order for the offer and merger to be substantively and procedurally fair.

         Deutsche Bank and Parent based this belief on the factors described above as well as those set forth in this paragraph. NDB has, at all times since Deutsche Bank's initial investment earlier this year, operated as an independent company. The majority of NDB's board of directors are independent: of the nine members on the board, only one is an employee of Deutsche Bank, and only three are employees of NDB. In reviewing the discussions with, and negotiating the proposals from, Deutsche Bank and the potential acquirors described under "Background of the Offer and the Merger," NDB and its board of directors acted independently and with the advice and assistance of independent financial and legal advisors. Deutsche Bank's sole representative on the NDB board did not participate in any of the discussions or relevant meetings. The five members of the NDB board who are not employees of NDB (or associated with Deutsche Bank) unanimously approved the transaction. Similarly, the successful completion of the transaction is conditioned upon the effective approval of a substantial percentage of the unaffiliated stockholders. As a result of the Minimum Tender Condition and the fact that Deutsche Bank may not waive that condition without the prior written consent of NDB, the transaction is structured to require the approval (as evidenced by the tender of Shares) of the holders of approximately 45.4% of the currently outstanding Shares not held by Deutsche Bank and its wholly owned subsidiaries (approximately 41.0% in the unlikely event that all outstanding options to purchase Shares are exercised and Shares issued in respect thereof). Deutsche Bank also considered the fact that the price to be paid in the offer and the merger is higher than the price it had paid for any Shares it acquired in establishing its current investment in NDB, and represented a substantial premium to then current and recent market prices. Finally, although Deutsche Bank and Purchaser were not aware of the specifics of any proposals made by the other potential acquirors, they understood at the time of the negotiations that the terms of Deutsche Bank's proposal, after being negotiated up by NDB, compared favorably to the terms of any such proposal received by NDB from any potential acquiror unaffiliated with NDB or Deutsche Bank."

         (6) The last sentence of the last paragraph on page 23 of the section of the Offer to Purchase entitled "Position of Deutsche Bank and Purchaser Regarding Fairness of the Offer and the Merger" is hereby amended by inserting the following before the period:

         "because they understood that net book value and liquidation value, for a business like NDB, would not accurately reflect a fair value of the business and would be significantly lower than the actual price they or any unaffiliated acquiror might be willing to pay, and because they assumed that going concern value, which they did not specifically calculate or estimate, would have been considered by the NDB board and its financial advisor in reaching the conclusions they had reached with respect to the fairness of the offer and the merger to NDB's unaffiliated stockholders."

         (7) The disclosure in the last paragraph on page 23, entitled "Purpose," in the section of the Offer to Purchase entitled "Purpose and Effects of the Offer and the Merger" is hereby amended by deleting the first sentence and, in its place, including the following text at the beginning of the paragraph:

         "As more specifically described under "Background of the Offer and the Merger" above, in mid-June 2000, Deutsche Bank made its initial significant investment in NDB and established a business relationship with NDB involving the cooperation of Deutsche Bank and NDB in the provision of various brokerage and financial services. On September 19, 2000, Mr. Kontos disclosed to Mr. Kevin Parker, Deutsche Bank's representative on NDB's board of directors, the existence of discussions between NDB and the First Potential Acquiror, and the interest of the First Potential Acquiror in acquiring NDB. Faced with the risk of losing its newly established business relationship with NDB and with selling its entire equity interest in NDB, Deutsche Bank determined to propose to acquire the remainder of NDB rather than to sell its interest in a transaction between NDB and the First Potential Acquiror. In this way, Deutsche Bank intends to take an important step toward enhancing its global equities capabilities. Following the transaction, Deutsche Bank expects to be by volume one of the five largest NASDAQ market makers and to benefit from NDB's trading technology platform. The offer and the merger are intended to facilitate this acquisition of the remainder of NDB and to enable Deutsche Bank to achieve those enhanced capabilities."

         (8) The disclosure on page 24 of the Offer to Purchase, in the second paragraph of the subsection entitled "Effects," in the section of the Offer to Purchase entitled "Purpose and Effects of the Offer and the Merger" is hereby amended by deleting the first sentence and, in its place, including the following text at the beginning of the paragraph:

         "Deutsche Bank currently beneficially owns approximately 16.7% of the outstanding Shares. As a stockholder, Deutsche Bank does not have any direct interest in, or ability to access, NDB's net book value or net earnings. Upon a successful completion of the offer and the merger, Deutsche Bank will own 100% of the then outstanding stock of NDB, will be able to consolidate 100% of NDB's net book value and net earnings in its own financial statements, and will be able, as the sole stockholder, to access 100% of NDB's net book value and net earnings. According to NDB's Form 10-Q for the fiscal quarter ended August 31, 2000, NDB's net book value as of August 31, 2000, was approximately $450.8 million and, according to NDB's Form 10-K, NDB's net income for the fiscal year ended May 31, 2000, was approximately $53.5 million. The net book value and net earnings of NDB will necessarily fluctuate from these amounts with the ongoing operation of NDB's business, both before and after completion of the offer and the merger."

         (9) The disclosure on page 25 of the Offer to Purchase, in the last paragraph of the subsection entitled "Employee Retention Plan and Benefit Continuation," in the section of the Offer to Purchase entitled "Interests of Certain Persons" is hereby amended by adding the following sentence at the end of such paragraph:

         "Grants under Deutsche Bank's share scheme, including the retention stock bonuses and equity awards described above in this subsection, are of phantom stock interests, designed to track the performance of Deutsche Bank's ordinary shares on the Frankfurt Stock Exchange, but do not represent an actual equity interest in Deutsche Bank."

         (10) The disclosure in section 5 of the Offer to Purchase, entitled "Certain United States Federal Income Tax Consequences of the Offer," is hereby amended by adding the following paragraph immediately before the final paragraph of this section on page 36:

         "The offer and the merger generally will not be taxable events to NDB for U.S. federal income tax purposes. To the extent that NDB has net operating losses, capital loss carry-forwards or built-in-losses, however, the use of such losses in the future may be restricted due to the change of ownership in NDB. The offer and the merger generally will not be taxable events for U.S. federal income tax purposes to Deutsche Bank or Purchaser."

         (11) The disclosure on the fully diluted book value per share for the three months ended August 31, 2000, appearing in the last line of the table entitled "National Discount Brokers Group Inc. - Selected Consolidated Financial Information" on page 39 of the Offer to Purchase, is hereby amended by deleting the number "21.94" and replacing it with the number "21.43."

         (12) The disclosure in section 11 of the Offer to Purchase, entitled "Source and Amount of Funds," is hereby amended by adding the following at the end of this section on page 52:

         "Neither Deutsche Bank nor Purchaser has any alternate financing plan at this time. Similarly, Deutsche Bank and Purchaser have no current plans with respect to the repayment or refinancing of borrowings, if any, made under Deutsche Bank's existing credit facilities. At the current time, Deutsche Bank anticipates obtaining all the funds necessary to make the payments required by the offer and the merger from existing working capital. If Deutsche Bank does not use only existing working capital but instead does borrow funds under its existing credit facilities, it is anticipated that those borrowings would be repaid in the ordinary course of Deutsche Bank's business out of the proceeds of its consolidated operations, including, if applicable, the operations of NDB's business."

         (13) The first paragraph of section 12 of the Offer to Purchase, entitled "Certain Conditions of the Offer," is hereby amended to read in its entirety as follows:

         "Notwithstanding any other provision of the offer, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, which relates to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the offer) to pay for any Shares tendered in the offer and may terminate or, subject to the terms of the Merger Agreement, amend the offer, if (i) as of the Expiration Date, there shall not have been validly tendered and not properly withdrawn that number of Shares which, together with any Shares beneficially owned by Purchaser or Deutsche Bank, represents at least a majority of the total number of outstanding Shares on a fully diluted basis (which shall mean, as of the Expiration Date, the number of Shares that are actually issued and outstanding plus the number of Shares that NDB is required to issue pursuant to obligations outstanding under convertible securities, options and otherwise as of the Expiration Date) (the "Minimum Tender Condition"), (ii) as of the Expiration Date, any applicable waiting period under the HSR Act shall not have expired or been terminated, and any applicable approvals or consents have not been obtained under any applicable foreign laws (or any applicable waiting periods thereunder have not expired or been terminated) or (iii) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of any Shares, any of the following conditions exist:"

         (14) The continuing clause on page 53 of the Offer to Purchase following clause (g) of section 12 of the Offer to Purchase, entitled "Certain Conditions of the Offer," is hereby amended by deleting the reference to "good faith" on the first line thereof and replacing it with the word "reasonable."

         (15) The first sentence of the last paragraph of section 12 of the Offer to Purchase, entitled "Certain Conditions of the Offer," on page 53 of the Offer to Purchase is hereby amended to read in its entirety as follows:

         "The foregoing conditions are for the sole benefit of Deutsche Bank and Purchaser and may be asserted regardless of the circumstances by Deutsche Bank or Purchaser in its discretion in whole or in part at any applicable time or from time to time prior to the acceptance for payment of Shares, or may (except for the Minimum Tender Condition) be waived by Deutsche Bank or Purchaser in its discretion in whole or in part at any applicable time or from time to time prior to the Expiration Date, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC."

         (16) Item 12 and the Exhibit Index are each hereby amended by adding reference to Exhibit "(c)(3) Report of U.S. Bancorp Piper Jaffray dated September 29, 2000." A copy of the new exhibit is attached hereto.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                             DEUTSCHE BANK AG


                                             By:  /s/ Thomas A. Curtis
                                                  --------------------
                                             Name:  Thomas A. Curtis
                                             Title:  Attorney-in-Fact


                                             DEUTSCHE ACQUISITION CORP.


                                             By:  /s/ Kevin E. Parker
                                                  -------------------
                                             Name:  Kevin E. Parker
                                             Title:  President


                                             By:  /s/ Thomas A. Curtis
                                                  --------------------
                                             Name:  Thomas A. Curtis
                                             Title:  Vice President


Dated: November 9, 2000